March 17, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Melissa Raminpour, Branch Chief

            Re: Jack in the Box Inc.
                    Form 10-K for the fiscal year ended October 2, 2016
                    Filed November 22, 2016
                    File No. 001-09390
Ladies and Gentlemen:
This letter is being submitted in response to the comment letter dated March 8, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the fiscal year ended October 2, 2016 and the Form 10-Q for the quarter ended January 22, 2017 of Jack in the Box Inc. (the “Company”).
For the Staff's convenience, the Staff's comments have been stated below in their entirety, with the Company's responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the above-referenced filings.
Form 10-K for the Year Ended October 2, 2016
Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations
General, page 21
1.    We note your disclosure that Company restaurant margin is defined as company restaurant sales less expenses incurred directly by your restaurants in generating those sales (food and packaging costs, payroll and employee benefits costs, and occupancy and other costs). We also note from your disclosure on pages 24 and 27that you reconcile the restaurant margin amount to company restaurant sales for each segment. Please revise to reconcile this non GAAP measure to operating income, or segment operating income, since it appears to be the most comparable GAAP measure. Also, please revise your discussion to clearly disclose the nature of the costs being excluded, to explain that the measure is not indicative of overall results for the company, and to disclose that restaurant-level profit does not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measure. Additionally, your disclosure of franchise margin should include a similar reconciliation and discussion of the nature of excluded costs.

In response to the Staff’s comment, in future filings to the extent we continue to disclose company restaurant margins and franchise margins, we will include a non-GAAP reconciliation of such amounts to operating income and disclose the nature of the costs excluded from each measure. Below is an example of the proposed reconciliation.

	53 Weeks Ended			52 Weeks Ended			52 Weeks Ended
	October 2, 2016			September 27, 2015			September 28, 2014
($ in thousands)	Jack in the Box	Qdoba	Consolidated	Jack in the Box	Qdoba	Consolidated	Jack in the Box	Qdoba	Consolidated
Company restaurant operations: (1)
Company restaurant sales	$789,040	$415,495	$1,204,535	$782,525	$374,338	$1,156,863	$782,461	$338,451	$1,120,912
Company restaurant costs:
Food and packaging	235,538	127,464	363,002	247,931	114,057	361,988	254,891	102,447	357,338
Payroll and employee benefits	223,019	111,451	334,470	215,598	97,704	313,302	218,000	90,494	308,494
Occupancy and other	162,869	101,289	264,158	157,281	88,742	246,023	164,433	83,428	247,861
Total company restaurant costs	$621,426	$340,204	$961,630	$620,810	$300,503	$921,313	$637,324	$276,369	$913,693
Restaurant operating margin - Non-GAAP	$167,614	$75,291	$242,905	$161,715	$73,835	$235,550	$145,137	$62,082	$207,219
Restaurant operating margin as a % of company restaurant sales	21.2%	18.1%	20.2%	20.7%	19.7%	20.4%	18.5%	18.3%	18.5%

Franchise operations: (1)
Franchise revenues:
Franchise rental revenues	$232,794	$113	$232,907	$226,494	$208	$226,702	$216,944	$238	$217,182
Franchise royalties and other	140,424	21,465	161,889	136,157	20,595	156,752	127,839	18,198	146,037
Total franchise revenues	$373,218	$21,578	$394,796	$362,651	$20,803	$383,454	$344,783	$18,436	$363,219

Costs of franchise revenues:
Franchise occupancy expenses	$170,050	$102	$170,152	$169,910	$192	$170,102	$168,819	$215	$169,034
Franchise support and other costs	11,107	4,884	15,991	11,726	3,962	15,688	10,052	3,800	13,852
Total costs of franchise revenues	$181,157	$4,986	$186,143	$181,636	$4,154	$185,790	$178,871	$4,015	$182,886
Franchise margin - Non-GAAP	$192,061	$16,592	$208,653	$181,015	$16,649	$197,664	$165,912	$14,421	$180,333
Franchise margin as a % of total franchise revenues	51.5%	76.9%	52.9%	49.9%	80%	51.5%	48.1%	78.2%	49.6%

Other operating expenses: (1)
Selling, general and administrative expenses			$203,816			$221,145			$206,788
Impairment and other charges, net			19,057			11,757			14,908
(Gains) losses on the sale of company-operated restaurants			(1,230)			3,139			3,548
Total other operating expenses			$221,643			$236,041			$225,244

Earnings from operations - GAAP			$229,915			$197,173			$162,308
____________________________
(1) Company restaurant costs and costs of franchise revenues do not include an allocation of other operating expenses, such as selling, general and administrative expenses which include the costs of shared service functions such as accounting/finance and human resources, and other unallocated costs such as pension expense and share-based compensation. As such, restaurant operating margins and franchise margins are not indicative of the overall results of the company and are considered non-GAAP financial measures. Restaurant operating margin and franchise margin should be considered as a supplement to, not as a substitute for, earnings from operations, net earnings or other financial measures prepared in accordance with U.S. GAAP, or other similarly titled measures of other companies. Management believes these non-GAAP financial measures provide important supplemental information to assist investors in understanding and analyzing the performance of the Company's core business and operating results.

Results of Operations, page 22
2.    We note your disclosures regarding the factors for which fluctuations in income statement expense line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), we believe you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, you state that certain increases were “primarily” attributed to one factor, and “partially offset” by another factor, without quantifying each. For a company with the size and breadth of operations as yours, these disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change in expenses. Please revise to separately quantify each significant factor contributing to the change for each of the expense line items discussed within the results of operations section. As part of your response, please provide us with an example of the disclosure to be included in future filings.
In response to the Staff’s comment, our MD&A commentary in future filings will be modified to quantify the changes of the cost components comprising an expense category when more than one material factor impacts a line item and where practical. When each individual factor is individually immaterial we will describe the components in order of magnitude to provide the reader a general sense of the relative contribution of each change as is our current practice. Below is an example of the proposed revised disclosure to MD&A for Jack in the Box company restaurant occupancy and other costs.
Occupancy and other costs increased $5.6 million in 2016 and decreased $7.2 million in 2015 compared with the respective prior year. In 2016, higher costs for equipment upgrades of $3.7 million, additional costs of approximately $3.2 million from a 53rd week, and to a lesser extent higher costs for maintenance and repair expenses were partially offset by a decrease in the number of company operated restaurants of approximately $2.9 million and lower costs for utilities. In 2015, the decrease in occupancy and other costs primarily relates to a decrease in the number of company operated restaurants of approximately $13.8 million, partially offset by higher costs for maintenance and repair expenses, equipment costs due to beverage and technology upgrades at our restaurants, and higher credit card fees.
Form 10-Q for the period ended January 22, 2017
12. Contingencies and Legal Matters, page 15
3.    We note that you have not established an accrual for the Gessele vs. Jack in the Box claims, but an unfavorable resolution could have a material adverse effect to the company’s results of operations or financial condition. Please note that in accordance with ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, you should provide disclosure of the possible loss or range of loss or state that such an estimate cannot be made. Please revise as appropriate.
We advise the Staff that in Note 12 we disclosed that we accrued for a single claim in fiscal 2012 for which we believe a loss is both probable and estimable, and this accrued loss was not considered material. We also disclosed that the court dismissed several claims in December 2016 and that we have not established a loss contingency accrual for those claims as to which we believe liability is not probable or estimable. In future filings, if and to the extent still applicable, we will supplement our disclosure to add clarifying language that for any remaining claims we cannot estimate a possible loss or range of reasonable possible losses beyond the amount accrued.

The Company hereby acknowledges that:

● The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

● Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings.

● The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding these responses, please do not hesitate to contact me by telephone at (858) 571-2485 or by facsimile at (858) 571-2225.

Very truly yours,

/S/ JERRY P. REBEL
Jerry P. Rebel
Executive Vice President and Chief
Financial Officer

cc:     Leonard A. Comma, Chairman of the Board and Chief Executive Officer
        Phillip H. Rudolph, Executive Vice President, Chief Legal and Risk Officer and Corporate Secretary
         KPMG LLP